Exhibit 8.1

March 2, 2012

NBT Bancorp, Inc.
52 South Broadway
Norwich, New York 13815

Gentlemen and Ladies:

We have acted as counsel to NBT Bancorp, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter “NBT”) in connection with its planned merger with (hereinafter, the “Merger”) Hampshire First Bank, a commercial bank chartered under the laws of the State of New Hampshire, (hereinafter “Hampshire First”), pursuant to a certain Agreement and Plan of Merger (hereinafter the “Agreement”) dated as of November 16, 2011, as between NBT and Hampshire First as described in the proxy statement and other proxy solicitation materials of NBT, which is part of the registration statement on Form S-4 (Registration No. 333-178661) filed by NBT with the Securities and Exchange Commission (“SEC”) on December 21, 2011, as amended (hereinafter the “Registration Statement”) in connection with the Merger.

We are requested to deliver this opinion to NBT in connection with the Merger.

Items Reviewed and Assumptions.

In connection with rendering this opinion we have reviewed the Agreement, the other documents related to the Merger, the relevant sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, revenue rulings, relevant case law and such other materials as we have deemed relevant.  This opinion explicitly assumes and is conditioned upon the Merger taking place as described in the Agreement.

Qualifications and Limitations.

A.
No opinion is expressed herein, nor may any opinion be inferred herefrom, as to the legal standing or organizational status of any party to the Agreement, the fairness or reasonability of the transaction contemplated by the Agreement, the accuracy or completeness of facts represented both within and without the Agreement, or the enforceability of the Agreement.

B.	Our opinion is limited to federal laws of the United States. We give no opinion as to treatment of the transactions under any other applicable law.

C.	Our opinion is limited to the opinion expressly set forth in this letter, and no opinion is implied or may be inferred beyond the opinion expressly set forth in this letter.

D.	We have not examined, nor do we opine to, the ability of the parties to meet their obligations with respect to the Merger.

E.
This opinion letter is furnished to you in connection with the Merger, as described in the Agreement and the Registration Statement.  We consent to the filing of this opinion as an exhibit to the Registration Statement, as may be amended or supplemented or any other public filing required by law and to the references to our firm name in the Registration Statement under the headings “Material Federal Income Tax Consequences of the Merger” and “Experts.”  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

F.
This opinion is valid only as of the date of this letter and, except for the update of this opinion to be given as of the closing date for the Merger, we are under no obligation, and do not undertake, to advise any person or entity either of any change of law or fact that occurs, or any fact that comes to our attention, after the date of this opinion letter, even though such change or such fact may affect the legal analysis or the legal conclusion in this opinion letter.

G.
This opinion letter is furnished to you solely in connection with the Merger, as described in the Merger Agreement and the Registration Statement and may be relied upon only by those persons to whom it is addressed and by their respective shareholders in connection with the Merger being consummated pursuant to the terms of the Merger Agreement and may not be relied upon, and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.

Opinion.

Based upon the foregoing, but subject to the assumptions, qualifications and limitations set forth in this opinion, we are of the opinion that:

1.
The Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, and, in accordance with Section 354(a)(1) of the Code, neither NBT nor Hampshire First will have to recognize gain or loss for federal income tax purposes as a result of the Merger;

2.
A Hampshire First shareholder will not recognize gain or loss if such shareholder receives only shares of NBT common stock in the Merger in exchange for such shareholder’s Hampshire First common stock, but gain or loss will be recognized by such shareholder with respect to cash received in lieu of fractional shares;

3.
A Hampshire First shareholder will recognize gain or loss if such shareholder receives only cash in the Merger in exchange for such shareholder’s Hampshire first common stock.  The gain or loss will equal the difference between the cash received by such shareholder and such shareholder’s basis in such shareholder’s Hampshire First  common stock;

4.
A Hampshire First shareholder will recognize gain, but not loss, if such shareholder receives NBT common stock and cash in exchange for such shareholder’s Hampshire First common stock.  The gain will equal the lesser of the amount of (i) the difference between the fair market value of the NBT common stock and cash received and the Hampshire First shareholder’s adjusted basis in such Hampshire First shareholder’s Hampshire First common stock or (ii) the amount of cash received by such Hampshire First shareholder;

5.
A Hampshire First shareholder’s tax basis in the NBT common stock received in the Merger will be the same as the tax basis of the shares of Hampshire First common stock exchanged in the Merger, decreased by the amount of any cash received in the Merger and any tax basis allocable to fractional shares, if any, of Hampshire First common stock for which cash is received, and increased by the amount of gain recognized by such  Hampshire First  shareholder with respect to any cash received (except cash received on account of fractional shares); and

6.
A Hampshire First shareholder’s holding period in the NBT common stock issued in the Merger will include the period during which the Hampshire First shareholder held the Hampshire First common stock exchanged in the Merger, provided that such shareholder held the Hampshire First common stock as capital assets at the effective time and date of the Merger.

This opinion letter is being rendered to NBT solely in connection with the filing of the Registration Statement. We hereby consent to the filing with the SEC of this opinion as an exhibit to the Registration Statement, and to the use of our name under the headings “Material Federal Income Tax Consequences of the Merger” and “Legal Opinions”.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hinman, Howard & Kattell, LLP

HINMAN, HOWARD KATTELL, LLP